Exhibit 99.4

Dear Valued Associates,

There’s exciting news to share with you about Epiq. This morning, we announced that Epiq has agreed to be acquired by OMERS Private Equity, the private equity arm of the OMERS pension plan, and Harvest Partners, a leading middle-market private equity fund. Upon completion of the transaction, Epiq will become a privately held company and will combine with DTI, which is majority-owned by OMERS and managed by OMERS Private Equity, to create a stronger legal services technology company. The press release we issued today is attached.

This announcement marks an important milestone for Epiq, and represents the successful culmination of a comprehensive review of strategic and financial alternatives to maximize value for Epiq’s shareholders. We are confident that the transaction with OMERS Private Equity and Harvest, and the subsequent combination with DTI, will help us achieve our vision of being the world’s preferred strategic partner for complex legal matters. Since our founding, Epiq has been an industry leader and this transaction will allow us to further enhance our ability to deliver to clients around the world a more robust base of services, capabilities and expertise, serving them more effectively and holistically than ever before. Given the increasing competitive pressure in the industry, this combination will also allow us to drive the efficiencies our clients are seeking.

OMERS Private Equity invests in private equity assets on behalf of the OMERS pension plan. Harvest Partners has a 30-year history of investing in, and supporting the growth of, companies like Epiq that have leading positions in large markets with strong management teams. Both OMERS Private Equity and Harvest Partners are deeply familiar with our industry and we feel they are ideal partners for Epiq. They recognize the great potential in our company and are committed to our future.

We are excited to be partnering with DTI and to have the financial backing of two strong investors like OMERS Private Equity and Harvest Partners for many reasons. DTI is a highly successful, global legal process outsourcing (LPO) company that provides electronic discovery, litigation support and court reporting services. Together with DTI, we will create a global organization to work with regionally diverse client bases, delivering local service and segment expertise – whether it be complex, global legal discovery, class action or mass tort administration, corporate restructuring, Chapter 7 case management or more general legal services outsourcing. The comprehensive solutions of the combined DTI and Epiq organizations will position the new entity to become a full spectrum litigation support provider for law firms, corporations and government entities around the world. We are confident that the combined knowledge of our consulting and technical personnel, together with our technology, process and workflow expertise will enhance the value of all of our service offerings, and bring greater efficiencies to our clients worldwide. We look forward to the opportunity to work with the DTI team to build on existing strengths to create a stronger legal services and technology provider well positioned to address the increasingly global marketplace, and one that will provide expanded associate opportunities for cross-selling, cross-training and career growth.

For Internal Use Only – Not for Distribution	1

Until the close of the transaction – which is expected to occur in the fourth quarter of 2016 – we remain an independent, public company and it is business as usual for Epiq. We are counting on you to remain focused on your day-to-day responsibilities and serving the needs of our clients.

As with any transaction of this sort, there are steps that still need to be taken before the deal is finalized. We understand that you will have many questions about what this announcement means for you and we will update you with any developments as we begin the integration planning process. See attached “Frequently Asked Questions (FAQ), which we’ll be updating in an ongoing way.

At 12:00 PM EDT today, we are conducting a Town Hall to provide an overview of the transaction and answer questions. Please connect to the Town Hall dialing one of the following numbers:

Toll Free: (877) 303-6311

International: (631) 813-4730

As this transaction may generate interest from the media or other third parties, it is important that we speak with one voice. Consistent with our communications policy, do not speak to the media unless you’ve been authorized to do so. Please forward any inquiries you may receive to Kelly Bailey (kbailey@epiqsystems.com, 913-621-9500) or Catherine Ostheimer (costheimer@epiqsystems.com, 212-710-6972).

I hope you share my excitement for this opportunity. Our people remain at the core of what we do each day and Epiq remains strongly committed to our associates and doing what is best for all of you. Without you none of this would have been possible, and we thank you for your continued dedication and hard work.

Best regards,

Brad D. Scott

President & Chief Operating Officer

Additional Information and Where to Find It

In connection with the proposed transaction, Epiq will file with the Securities and Exchange Commission (the “SEC”) and furnish to Epiq’s shareholders a proxy statement. BEFORE MAKING ANY VOTING DECISION, EPIQ’S SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT (IF ANY) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED

For Internal Use Only – Not for Distribution	2

TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and shareholders may obtain a free copy of documents filed by Epiq with the SEC at the SEC’s website at http://www.sec.gov. In addition, investors and shareholders may obtain a free copy of Epiq’s filings with the SEC from Epiq’s website at http://epiqsystems.com/investors or by directing a request to: Epiq Systems, Inc., 501 Kansas Avenue, Kansas City 66105-1300, Attn: Investor Relations, (913) 621-9500.

Epiq and certain of its directors, executive officers, and certain other members of management and employees of Epiq may be deemed to be participants in the solicitation of proxies from shareholders of Epiq in favor of the proposed merger. Information about directors and executive officers of Epiq is set forth in the proxy statement for Epiq’s 2016 annual meeting of shareholders, as filed with the SEC on Form DEF 14A on June 23, 2016. Additional information regarding the interests of these individuals and other persons who may be deemed to be participants in the solicitation will be included in the proxy statement with respect to the merger that Epiq will file with the SEC and furnish to Epiq’s shareholders.

For Internal Use Only – Not for Distribution	3